UN

SECURITIES ANI

14048542

Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-24024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Driehaus Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Erie Street
(No. and Street)

Chicago	**Illinois**	**60611**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle L. Cahoon **(312)-587-3800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Michelle L. Cahoon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Driehaus Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Director, Treasurer and CFO

Title

Notary Public

OFFICIAL SEAL
ERIN O'BRIEN
Notary Public - State of Illinois
My Commission Expires Sep 5, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Driehaus Securities LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2013

Contents

Statement of Financial Condition

Driehaus Securities LLC
(A Delaware Limited Liability Company)
Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

To the Members of
Driehaus Securities LLC

We have audited the accompanying statement of financial condition of Driehaus Securities LLC (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better
working world

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Driehaus Securities LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2014

Driehaus Securities LLC

Statement of Financial Condition

December 31, 2013

ASSETS:		
Cash and cash equivalents	$	7,489,570
Due from affiliates		3,934,972
Other		33,683
Total assets	$	11,458,225
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$	2,052,315
Due to affiliate		1,155,714
Total liabilities		3,208,029
MEMBERS' EQUITY:		8,250,196
Total liabilities and members' equity	$	11,458,225

See accompanying notes.

1. Organization and Significant Accounting Policies

Driehaus Securities LLC (the Company) is a Delaware limited liability company organized on October 5, 2005. The Company is the surviving entity of a merger on January 1, 2006, with Driehaus Securities Corporation, a Delaware S Corporation organized on June 22, 1979. The Company's members are Driehaus Capital Holdings LLC and RHD Holdings LLC. The Company is a registered limited purpose broker-dealer that serves as the distributor of the Driehaus Mutual Funds and Driehaus limited partnerships and provides marketing and placement services to its affiliate, Driehaus Capital Management LLC (DCM), a registered investment adviser, in connection with private funds and other investment products advised by DCM.

The following is a summary of significant accounting policies followed by the Company in the preparation of its statement of financial condition.

a. The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

b. Cash equivalents consist of money market mutual funds valued at reported net asset value.

c. Fixed assets include software, equipment, and furniture and fixtures. Fixed assets are recorded at cost and depreciated over the estimated useful lives of the assets.

d. The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

The Company is subject to fair value accounting standards that define fair value, establish the framework for measuring fair value, and provide a three-level hierarchy for fair valuation based upon the inputs to the valuation as of the measurement date. The three levels of the fair value hierarchy are as follows:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

1. Organization and Significant Accounting Policies (continued)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for financial instruments valued at fair value as of December 31, 2013:

Valuation Inputs	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market mutual funds	$ 6,672,515	$ –	$ –	$ 6,672,515

There were no Level 3 assets during the year ended December 31, 2013.

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Recent Accounting Pronouncements

In January 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2013-01 (ASU 2013-01), *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, clarifying Accounting Standards Update 2011-11, *Disclosures about Offsetting Assets and Liabilities*. ASU 2013-01 is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. ASU 2011-11 was intended to enhance disclosure requirements on the offsetting of financial assets and liabilities. ASU 2013-01 limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (1) offset in the statement of financial condition or (2) subject to an enforceable master netting arrangement or similar agreement. The Company has adopted ASU 2013-01. The adoption of the standard did not have an effect on the Company's statement of financial condition as of December 31, 2013.

3. Income Taxes

The Company is considered a partnership for federal income tax purposes. Therefore, no provision for federal income taxes has been made because the taxable income or loss of the Company is included in the income tax returns of the individual members.

The Company is subject to Illinois state replacement tax at a rate of 1.5% of its taxable income. However, because both of the Company's members are themselves subject to Illinois state replacement tax, the Company has no Illinois replacement tax liability, and no provision for state replacement taxes has been made.

FASB's *Accounting for Uncertainty in Income Taxes* requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company has evaluated all tax positions and has determined that no liability for tax or related interest and penalties is required to be recorded in the statement of financial condition as of December 31, 2013. In addition, no such liabilities are expected in the next 12 months. The Company files tax returns with the U.S. Internal Revenue Service and the state of Illinois. The tax years 2010 through 2013 remain subject to examination by taxing authorities.

4. Fixed Assets

The estimated useful lives and carrying amounts of fixed assets as of December 31, 2013 are as follows:

Asset Class	Useful Life	Cost	Accumulated Depreciation	Net Book Value
Software	3 years	$ 336,932	$ (336,932)	$ –
Equipment	5 years	1,214,363	(1,214,363)	–
Furniture and fixtures	7 years	1,646,252	(1,646,252)	–
Totals		$ 3,197,547	$ (3,197,547)	$ –

5. Related Parties

Richard H. Driehaus is the chairman of the Company. Richard H. Driehaus is also the chairman and chief investment officer of DCM. The Company and DCM have entered into an Expense Allocation Services Agreement (Agreement) whereby the Company provides marketing and placement services to DCM. For these services, DCM compensates the Company based on industry rates and practices for comparable services but in an amount that is no less than the direct expenses and any shared expenses, as outlined in the Agreement dated January 1, 2011, allocated by DCM to the Company. At December 31, 2013, there were receivables due from DCM of $1,166,500 for those marketing and placement services.

The Company pays fees to intermediaries who provide shareholder administrative and/or sub-transfer agency services to the Driehaus Mutual Funds. The Company is fully reimbursed for these fees under the terms of two agreements: (i) a fee reimbursement agreement under which certain Driehaus Mutual Funds reimburse the Company for certain service fees and (ii) the Agreement with DCM. At December 31, 2013, the amount receivable from Driehaus Mutual Funds and DCM was $810,623 and $1,957,849, respectively. These amounts are included in due from affiliates on the statement of financial condition.

Per the Agreement, DCM provides to the Company certain services, facilities, equipment, and personnel necessary for the operation of the Company's business in addition to office space and associated services. Expenses for these services are allocated between the Company and DCM as outlined in the Agreement. At December 31, 2013, there were payables due to DCM for these shared expenses totaling $1,155,714 included in due to affiliate on the statement of financial condition.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l). Under the Rule, the Company is required to maintain minimum net capital equal to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2013, the Company had net capital of $4,148,091, which was $3,934,222 in excess of its required net capital of $213,869. At December 31, 2013, the percentage of aggregate indebtedness to net capital was 77%.

The net capital rules may effectively restrict the payment of equity withdrawals.

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